Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

September 23, 2022

Re:	Grayscale Zcash Trust (ZEC)
Amendment No. 2 to Registration Statement on Form 10
Filed August 16, 2022
File No. 000-56433

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen
Amit Pande
Christopher Wall
Sonia Bednarowski

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Zcash Trust (ZEC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated September 9, 2022 on Amendment No. 2 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

We note your response to comment 1 that the “Zclassic Network was erroneously indicated to be a fork of the Zcash Network in the ‘An Introduction to Horizen’ document on the Trust’s website and the Sponsor has corrected the error.” The referenced document appears unchanged on your website, as does a report entitled “Horizen (ZEN) Investment Thesis,” which includes the following statement: “The ZEN monetary base and supply schedule is practically the same as Zcash as the Horizen network was a fork of ZClassic, which in turn was a fork of Zcash.” Please explain why the information on your website continues to be inconsistent with the information in your registration statement.

The Sponsor has updated the “An Introduction to Horizen” and “Horizen (ZEN) Investment Thesis” documents on the Trust’s website to make it consistent with the information in the Registration Statement.

U.S. Securities and Exchange Commission

2.

Refer to your response to comment 2. We note that you will transact in ZEC, for example selling ZEC to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the procedures conducted by the Trust and Sponsor to determine, among other things, whether the counter-party in such transactions is not a sanctioned entity

The Sponsor has revised the disclosure on pages 22 and 106 of the Information Statement in response to the Staff’s comment.

Overview

The Trust and the Shares, page 4

3.

Refer to your response to comment 3. Your revised disclosure on pages 6 and 39 that “[i]f the Sponsor determines that ZEC is a security under the federal securities laws . . ., the Sponsor . . . would either dissolve the Trust or potentially seek to operate the Trust in a manner that complies with the federal securities laws, including the Investment Company Act of 1940” appears to be inconsistent with your disclosure on page 114 that “the Sponsor would terminate the Trust if some or all of the digital assets held by such Trust were asserted, or ultimately determined, to be securities under the federal securities laws by the SEC or a federal court.” Please revise for clarity and consistency.

The Sponsor has revised the disclosure on page 114 of the Information Statement in response to the Staff’s comment.

*                *                  *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

September 23, 2022	2